1ST BCCW CAPITAL CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (11,283)	$ (1,532)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) / Decrease in Accounts Receivable	-	-
(Increase) / Decrease in Prepaid Expenses	(359)	9
Net Increase (Decrease) in Cash Provided by Operating Activities	(11,642)	(1,523)
Cash Flows from Investing Activities:		
Payments to Stockholders	(3,600)	-
Stockholder Capital Contributions	18,000	-
Net Cash Flows from Investing Activities	14,400	-
Net Cash Flows from Financing Activities	-	-
Net Increase (Decrease) in Cash	2,758	(1,523)
Cash Balance - January 1	7,872	9,395
Cash Balance - December 31	$ 10,630	$ 7,872

	2015	2014
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Taxes	$ -	$ -
Interest	$ -	$ -

For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.